UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

BERRY PETROLEUM CORPORATION
(Name of Issuer)
Common Stock, $0.001 Par value per share
(Title of Class of Securities)
08579X101
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ]  Rule 13d-1(b)

[   ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08579X101
(1) Names of Reporting Persons.
Benefit Street Partners L.L.C.
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	18,588,691*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	18,588,691*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	18,588,691*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	22.8%*
(12) Type of Reporting Person (See Instructions) IA

* Beneficial ownership percentage is based upon 81,651,098 shares of common stock, $0.001 par value per share (“Common Stock”), of Berry Petroleum Corporation, a Delaware corporation (the “Company”), issued and outstanding as of November 29, 2018, as reported in the Company’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 14, 2018. The shares of Common Stock of the Company reported herein are held by BSP Berry Credit Alpha 1 L.L.C. (as to 2,801,272 shares), BSP Berry Credit Alpha 2 L.L.C. (as to 1,987,228 shares), Providence Debt Fund III L.P. (as to 3,128,350 shares), BSP Berry DF3 3 LLC (as to 1,665,963 shares), SEI Institutional Investments Trust – High Yield Bond Fund (as to 435,233 shares), SEI Institutional Managed Trust – High Yield Bond Fund (as to 323,764 shares), SEI Global Master Fund plc – The High Yield Fixed Income Fund (as to 164,334 shares), U.S. High Yield Bond Fund (as to 75,648 shares), BSP Special Situations Master A L.P. (as to 1,003,080 shares), BSP Berry Special Situations 3 LLC (as to 1,816,847 shares), BSP Berry SEI 2 LLC (as to 1,935,020 shares), Blackrock Strategic Funds (as to 74,838 shares), BSP Berry PECM LLC (as to 2,862,114 shares) and Hampshire Credit Alpha Master Fund LP (as to 315,000 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of December 31, 2018, the BSP Funds collectively held 18,588,691 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 18,588,691 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 22.8% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2018. Pursuant to a stockholders agreement between the Company and certain holders party thereto, BSP has the right to designate a director to the Company’s board of directors. Brent S. Buckley currently serves as BSP’s designee.

CUSIP NO. 08579X101
(1) Names of Reporting Persons.
Thomas J. Gahan
(2) Check the Appropriate Box if a Member of a Group		(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power	0*
	(6) Shared Voting Power	18,588,691*
	(7) Sole Dispositive Power	0*
	(8) Shared Dispositive Power	18,588,691*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person	18,588,691*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
(11) Percent of Class Represented by Amount in Row (9)	22.8%*
(12) Type of Reporting Person (See Instructions) IN

* Beneficial ownership percentage is based upon 81,651,098 shares of common stock, $0.001 par value per share (“Common Stock”), of Berry Petroleum Corporation, a Delaware corporation (the “Company”), issued and outstanding as of November 29, 2018, as reported in the Company’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 14, 2018. The shares of Common Stock of the Company reported herein are held by BSP Berry Credit Alpha 1 L.L.C. (as to 2,801,272 shares), BSP Berry Credit Alpha 2 L.L.C. (as to 1,987,228 shares), Providence Debt Fund III L.P. (as to 3,128,350 shares), BSP Berry DF3 3 LLC (as to 1,665,963 shares), SEI Institutional Investments Trust – High Yield Bond Fund (as to 435,233 shares), SEI Institutional Managed Trust – High Yield Bond Fund (as to 323,764 shares), SEI Global Master Fund plc – The High Yield Fixed Income Fund (as to 164,334 shares), U.S. High Yield Bond Fund (as to 75,648 shares), BSP Special Situations Master A L.P. (as to 1,003,080 shares), BSP Berry Special Situations 3 LLC (as to 1,816,847 shares), BSP Berry SEI 2 LLC (as to 1,935,020 shares), Blackrock Strategic Funds (as to 74,838 shares), BSP Berry PECM LLC (as to 2,862,114 shares) and Hampshire Credit Alpha Master Fund LP (as to 315,000 shares) (collectively, the “BSP Funds”). Benefit Street Partners L.L.C. (“BSP”) is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Thomas J. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member. As of December 31, 2018, the BSP Funds collectively held 18,588,691 shares of Common Stock of the Company. As a result, for purposes of Rule 13d-3 promulgated under the Act, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the 18,588,691 shares of Common Stock held in the aggregate by the BSP Funds, or approximately 22.8% of the shares of Common Stock of the Company deemed issued and outstanding as of December 31, 2018. Pursuant to a stockholders agreement between the Company and certain holders party thereto, BSP has the right to designate a director to the Company’s board of directors. Brent S. Buckley currently serves as BSP’s designee.

Item 1(a). Name Of Issuer
Berry Petroleum Corporation (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices
16000 N. Dallas Parkway, Suite 500, Dallas, Texas 75248
Item 2(a). Name of Person Filing

This Schedule 13G is filed by Benefit Street Partners L.L.C. (“BSP”) and Thomas J. Gahan.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The shares of common stock, $0.001 par value per share (“Common Stock”) of the Company reported herein are held by BSP Berry Credit Alpha 1 L.L.C., BSP Berry Credit Alpha 2 L.L.C., Providence Debt Fund III L.P., BSP Berry DF3 3 LLC, SEI Institutional Investments Trust – High Yield Bond Fund, SEI Institutional Managed Trust – High Yield Bond Fund, SEI Global Master Fund plc – The High Yield Fixed Income Fund, U.S. High Yield Bond Fund, BSP Special Situations Master A L.P., BSP Berry Special Situations 3 LLC, BSP Berry SEI 2 LLC, Blackrock Strategic Funds, BSP Berry PECM LLC and Hampshire Credit Alpha Master Fund LP (collectively, the “BSP Funds”). BSP is a registered investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended. BSP serves as the investment adviser to each of the BSP Funds. Mr. Gahan controls BSP through his indirect ownership of membership interests of BSP and as Chief Executive Officer of BSP’s sole managing member.

As a result, each of Mr. Gahan and BSP may be deemed to share beneficial ownership of the shares of Common Stock held by the BSP Funds.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b). Address of Principal Business Office or, if None, Residence
The principal business address of BSP and Mr. Gahan is c/o Benefit Street Partners L.L.C., 9 West 57th Street, Suite 4920, New York, NY 10019.

Item 2(c). Citizenship
BSP is a limited liability company organized under the laws of the State of Delaware. Mr. Gahan is a citizen of the United States.
Item 2(d). Title of Class of Securities
Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No.
08579X101

Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940, as amended (the “Investment Company Act”) (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4. Ownership
The information set forth in Rows 5 through 9 and 11 of each of the cover pages of this Schedule 13G is incorporated herein by reference.
BSP may be deemed to beneficially own in the aggregate 18,588,691 shares of Common Stock, representing approximately 22.8% of the total 81,651,098 shares of Common Stock stated to be outstanding as of November 29, 2018 in the Company’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 14, 2018
Mr. Gahan may be deemed to beneficially own in the aggregate 18,588,691 shares of Common Stock, representing approximately 22.8% of the total 81,651,098 shares of Common Stock stated to be outstanding as of November 29, 2018 in the Company’s Prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(1) on December 14, 2018.

Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not Applicable.
Item 8. Identification and Classification of Members of the Group
The information set forth in Item 4 of this Schedule 13G is incorporated herein by reference.
Item 9. Notice of Dissolution of Group
Not Applicable.
Item 10. Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2019

BENEFIT STREET PARTNERS L.L.C.

By:	/s/ Bryan R. Martoken
Name: Bryan R. Martoken
Title: Authorized Signatory

/s/ Thomas J. Gahan
Name: Thomas J. Gahan

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit
99. Joint Filing Agreement, dated as of January 30, 2019, by and between Benefit Street Partners L.L.C. and Thomas J. Gahan